The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to General instruction II.K. of Form F-9; File No. 333-133703
SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2007
PRELIMINARY PROSPECTUS SUPPLEMENT
September      , 2007
(To Prospectus Dated May 9, 2006)
US$
Canadian National Railway Company
US$                      % Notes due
US$                      % Debentures due

     Interest on the    % Notes due              (the “Notes”) and the    % Debentures due              (the “Debentures” and, together with the Notes, the “Offered Securities”) is payable semi-annually on              and              of each year, commencing on              . The Offered Securities are redeemable in whole or in part at the option of Canadian National Railway Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at the redemption prices and subject to the conditions set forth herein. See “Description of Offered Securities — Optional Redemption”.
     The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured indebtedness, but will be effectively junior to obligations of the Company’s subsidiaries. See “Description of Offered Securities — General”.

     This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.
     Prospective investors should be aware that the acquisition of the Offered Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.
     The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that some or all of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.
     These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any U.S. state securities commission nor has the U.S. Securities and Exchange Commission or any U.S. state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total	Per Debenture		Total

Public offering price		%	US$		%	US$
Underwriting commission		%	US$		%	US$
Proceeds to CN (before expenses)(1)		%	US$		%	US$

(1)	Plus accrued interest, if any, from September , 2007, if settlement occurs after that date.

     The underwriters are offering the Offered Securities subject to various conditions. The underwriters expect to deliver the Offered Securities to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about              , 2007.
     There is no established trading market through which the Offered Securities may be sold and investors may not be able to resell the Offered Securities purchased under this prospectus supplement and the accompanying prospectus.
     In connection with the offering of the Offered Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.
     Most of the underwriters are subsidiaries of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

Joint Book-Running Managers

Citi	JPMorgan

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these Offered Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement.

Prospectus

      In this prospectus supplement, unless the context otherwise indicates, the “Company,” “CN,” “we,” “us” and “our” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(1)	the Annual Information Form of the Company dated February 12, 2007 for the year ended December 31, 2006;

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as contained in the Company’s 2006 Annual Report;

(3)	the Company’s Management’s Discussion and Analysis contained in the Company’s 2006 Annual Report;

(4)	the Company’s Management Information Circular dated March 6, 2007 prepared in connection with the Company’s annual meeting of shareholders held on April 24, 2007;

(5)	the unaudited interim consolidated financial statements of the Company for the three months and six months ended June 30, 2007 and notes related thereto prepared in accordance with U.S. GAAP, including the Company’s Management’s Discussion and Analysis related thereto; and

(6)	the material change report of the Company dated July 23, 2007 relating to the implementation of the Company’s normal course issuer bid.
      Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.
      Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.
      Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.
USE OF PROCEEDS
      The net proceeds to the Company from the sale of the Offered Securities will be approximately US$                million after deducting underwriting commissions and other expenses related to the offering. The Company plans to use such proceeds to repay a portion of its outstanding commercial paper and to reduce a portion of its accounts receivable securitization program (collectively, the “Repayments”). The indebtedness being repaid was incurred by the Company for general corporate purposes, including for the financing of the Company’s share repurchase program.

CAPITALIZATION
      The following table sets forth the capitalization of the Company as of December 31, 2006 and June 30, 2007 and the latter as adjusted to give effect to the issuance of the Offered Securities and the Repayments.
      This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the related notes thereto and our unaudited interim consolidated financial statements for the three months and six months ended June 30, 2007 and the related notes thereto incorporated by reference in this prospectus supplement.

		As Adjusted
	June 30, 2007	June 30, 2007	December 31, 2006

			(Audited)
	(Unaudited)
	(In millions)
Current portion of long-term debt	$366	$	$218
Long-term debt	5,193		5,386
Offered Securities(1)	—		—

Total debt	5,559		5,604
Shareholders’ equity
Common shares	4,417		4,459
Accumulated other comprehensive loss	(180)		(44)
Retained earnings	5,554		5,409

Total shareholders’ equity	9,791		9,824

Total capitalization	$15,350	$	$15,428

(1)	Converted into Canadian dollars using the following exchange rate: US$1.00 = Cdn.$1. .
EARNINGS COVERAGES
      The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2006 and June 30, 2007 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of such dates and are adjusted to give effect to the issuance of the Offered Securities and the Repayments.
      The Company’s interest expense requirements would have amounted to approximately $                million and $                million for the twelve-month periods ended December 31, 2006 and June 30, 2007, respectively. The Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2006 and June 30, 2007 would have been approximately $               million and $               million, respectively, which is                times and                times the Company’s interest expense requirements for these periods.
DESCRIPTION OF OFFERED SECURITIES
      Reference should be made to the accompanying prospectus for a more detailed summary of certain provisions of the Offered Securities. The description of the Offered Securities in this prospectus supplement supplements the description of the Company’s securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls. Capitalized terms used but not defined herein have the meanings given to them in the accompanying prospectus.
      Unless otherwise indicated, references to “CN” or the “Company” in this description of the Offered Securities are to Canadian National Railway Company but not to any of its subsidiaries.
General
      The Offered Securities will be issued in fully registered form in denominations of US$1,000 and integral multiples thereof under an indenture dated as of June 1, 1998 (the “U.S. Indenture”) between the Company and The Bank of New York, as trustee (the “U.S. Trustee”). The aggregate principal amount of the Notes will be initially limited to US$               , and the aggregate principal amount of the Debentures will be initially limited to US$               . The U.S. Indenture does not limit the amount of debt securities that may be issued by the Company. The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured debt.
      The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Offered Securities. The Offered Securities therefore are effectively subordinated to creditors of the Company’s subsidiaries. The Offered Securities are also subordinated to any liabilities of the Company that are secured by any of the Company’s assets including, without limitation, those under capital leases.
      The Company and its subsidiaries may incur additional obligations in the future.
      The Notes and the Debentures will mature on          and                , respectively, but are subject to earlier optional redemption as described under “ — Optional Redemption” below. The Offered Securities are not entitled to the benefit of any sinking fund.
      Interest will accrue on the principal amount of each Note and Debenture at annual rates of                % and                %, respectively, from and including September                , 2007 (the “Original Issue Date”) to but excluding the date on which the principal amount is paid in full. Interest accrued on each Note and Debenture will be payable semi-annually in arrears on                and                of each year, commencing on                , to the holder of record of such Offered Security on the                or                preceding the next interest payment date.
      If any interest, principal or other payment to be made in respect of the Offered Securities would otherwise be due on a day that is not a Business Day, payment may be made on the next succeeding day that is a Business Day, with the same effect as if payment were made on the due date. “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close.
      Transfers of the Offered Securities are registrable and principal is payable at the corporate trust office of the U.S. Trustee at 101 Barclay Street, Floor 4E, New York, New York 10286, Attention: Global Trust Services. The Offered Securities will initially be issued in global form. See “— Global Securities” below.
Optional Redemption
      The Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption on such date.
      The Debentures will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption on such date.
      “Comparable Treasury Issue” means, with respect to the Notes or the Debentures, the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes or the Debentures, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes or the Debentures, as the case may be.
      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference

Treasury Dealer Quotations (if any), or (ii) if the U.S. Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.
      “Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. plus three other securities dealers selected by the Company or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the U.S. Trustee by such Reference Treasury Dealer at 3:30 P.M. (New York City time) on the third business day preceding such redemption date.
      “Treasury Rate” means, with respect to any redemption date with respect to the applicable Offered Securities, the rate per annum equal to the semi-annual equivalent yield to maturity of, or interpolated (on a day count basis) from, the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
Change of Control Repurchase Event
      If a change of control repurchase event occurs with respect to either or both the Notes or Debentures, unless we have exercised our right to redeem the Notes or Debentures as described above, we will be required to make an offer to each holder of either or both the Notes or Debentures, as the case may be, to repurchase all or any part (in integral multiples of $1,000) of that holder’s Notes or Debentures, as the case may be, at a repurchase price in cash equal to 101% of the aggregate principal amount of such securities repurchased plus any accrued and unpaid interest on the securities repurchased to, but not including, the date of repurchase. Within 30 days following a change of control repurchase event or, at our option, prior to a change of control, but after the public announcement of the change of control, we will mail a notice to each holder, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase securities on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. The Company will comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the securities as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the securities, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the securities by virtue of such conflict.
      On the repurchase date following a change of control repurchase event, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes and all Debentures or portions of Debentures, as applicable, properly tendered pursuant to its offer;

(2)	deposit with the U.S. Trustee an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes and all Debentures or portions of Debentures, as applicable, properly tendered; and

(3)	deliver or cause to be delivered to the U.S. Trustee the securities properly accepted, together with an officers’ certificate stating the aggregate principal amount of securities being purchased by the Company.
      The U.S. Trustee will promptly deliver by wire transfer to each holder of securities properly tendered the purchase price for the securities, and the U.S. Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note or debenture, as applicable, equal in principal amount to any unpurchased portion of any securities surrendered; provided that each new note or debenture, as applicable, will be in a principal amount of an integral multiple of $1,000.

      The Company will not be required to make an offer to repurchase the Notes or Debentures, as applicable, upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes or Debentures, as applicable, properly tendered and not withdrawn under its offer.
      For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
      “below investment grade ratings event” means, with respect to the Notes or Debentures, as the case may be, on any day within the 60-day period (which period shall be extended so long as the rating of the Notes or Debentures, as the case may be, is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by the Company to effect a change of control, the Notes or Debentures, as the case may be, are rated below investment grade by at least two of three rating agencies if there are three rating agencies, or all of the rating agencies if there are less than three rating agencies. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the U.S. Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).
      “change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.
      “change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event with respect to the Notes or the Debentures, as the case may be.
      “DBRS” means Dominion Bond Rating Service Limited.
      “investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); a rating of BBB(low) or better by DBRS (or its equivalent under any successor rating categories of DBRS); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by the Company.
      “Moody’s” means Moody’s Investors Services, Inc.
      “rating agency” means (1) each of Moody’s, DBRS and S&P; and (2) if any of Moody’s, DBRS or S&P ceases to rate the securities or fails to make a rating of the securities publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company (as certified by the Company’s Chief Executive Officer or Chief Financial Officer) as a replacement agency for Moody’s, DBRS or S&P, or all of them, as the case may be.
      “S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.
      “voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
      The change of control repurchase event feature of the Notes and Debentures may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Company could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the Notes or Debentures, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings on the Notes and Debentures.

      The Company may not have sufficient funds to repurchase all the Notes or Debentures upon a change of control repurchase event.
Further Issues
      The Company may from time to time, without notice to or the consent of any registered holders, create and issue further notes ranking equally and ratably with the Notes, or further debentures ranking equally and ratably with the Debentures. Those further notes or debentures will be consolidated and form a single series with the Notes or Debentures, as the case may be, and will have the same terms as to status, redemption or otherwise.
U.S. Indenture
          Modification
      The U.S. Indenture permits the Company and the U.S. Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of each series of Outstanding Securities (as defined in the U.S. Indenture) issued pursuant to the U.S. Indenture (including the Notes and the Debentures) affected by the modifications and at the time outstanding, to modify the U.S. Indenture or any supplemental indenture or the rights of the holders of such series, except that no such modification shall without the consent of the holders of all such Outstanding Securities so affected (i) extend the fixed maturity of any Outstanding Security issued pursuant to the U.S. Indenture, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any redemption premium thereon, or (ii) reduce the aforesaid percentage of Outstanding Securities necessary to modify the U.S. Indenture or any supplemental indenture.
      The U.S. Indenture also permits the Company and the U.S. Trustee, without the consent of holders of Securities (as defined in the U.S. Indenture) of any series (including the Notes and the Debentures), to enter into indentures supplemental to the U.S. Indenture for certain purposes, including (i) to change or eliminate any of the provisions of the U.S. Indenture, provided that any such change or elimination (A) shall neither (1) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the holders of any such Security with respect to such provision or (B) shall become effective only when there is no such Security outstanding or (ii) to cure any ambiguity or to correct or supplement any provision contained in the U.S. Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the U.S. Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the U.S. Indenture as shall not adversely affect the interests of holders of Securities of any series issued pursuant to the U.S. Indenture.
          Events of Default
      An event of default (an “Event of Default”) with respect to any series of Securities issued pursuant to the U.S. Indenture is defined in the U.S. Indenture as being: default for 30 days in payment of interest on that series; default in payment of principal (or premium, if any); default in the deposit of any mandatory sinking fund payment on that series; default by the Company in the performance of any of the other covenants or warranties in the U.S. Indenture relating to that series which shall not have been remedied within a period of 60 days after notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; default by the Company under any mortgage, indenture or instrument evidencing or under which there may be issued indebtedness for money borrowed (i) which constitutes a failure to pay when due, after the expiration of any applicable grace period, principal in an amount in excess of US$75 million or (ii) which results in such indebtedness in an amount in excess of US$75 million becoming due and payable prior to the date on which it would otherwise become due and payable, and such indebtedness has not been discharged or such acceleration is not rescinded or annulled within a period of 30 days after written notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; or certain events of bankruptcy, insolvency or reorganization of the Company. The U.S. Indenture provides that the U.S. Trustee shall, with certain exceptions, notify the holders of Securities of each series issued pursuant to the U.S. Indenture of Events of Default known to it and affecting that series within 90 days after occurrence. The U.S. Trustee is protected if it withholds notice of any default (except in the payment of principal of or interest or premium, if any, on any series of Securities issued pursuant to the U.S. Indenture or the making of any mandatory sinking fund payment) to the holders so affected if the U.S. Trustee considers it in the interest of such holders to do so.

      The U.S. Indenture provides that if an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall have occurred and be continuing, either the U.S. Trustee or the holders of at least 25% in aggregate principal amount of Securities of that series then outstanding may declare the principal of all the Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest or premium, if any, on that series of Securities) may be waived by the holders of a majority in principal amount of the Securities of that series then outstanding.
      Subject to the provisions of the U.S. Indenture relating to the duties of the U.S. Trustee, in case an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall occur and be continuing, the U.S. Trustee shall be under no obligation to exercise any of the rights or powers in the U.S. Indenture at the request or direction of any of the holders of such series, unless such holders shall have offered to the U.S. Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the U.S. Indenture, the holders of a majority in principal amount of the Securities of each series issued pursuant to the U.S. Indenture affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee under the U.S. Indenture. The U.S. Indenture requires the annual filing by the Company with the U.S. Trustee of a report as to compliance with certain covenants contained in the U.S. Indenture.
          Successor Corporation
      The U.S. Indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the law of a Canadian or U.S. jurisdiction and (ii) the payment of the principal of (and premium on, if any) and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions of the U.S. Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the U.S. Trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property.
          Restriction on Secured Debt
      The Company has covenanted in the U.S. Indenture that if in the future it, or any of its subsidiaries, shall secure any indebtedness for money borrowed, or any guarantees of such indebtedness, now or hereafter existing, by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of the Company or any of its Canadian or U.S. Subsidiaries or on shares of stock of any Railroad Subsidiary of the Company, the Securities shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured; provided, however, that the foregoing shall not apply (i) to any Mortgage created on Railway Properties acquired or constructed after the date of the U.S. Indenture, within 90 days after the time of purchase or construction and commencement of full operation thereof, whichever is later, as security for the payment of any part of the purchase price or construction cost of such Railway Properties, (ii) in certain cases where the Company or any Subsidiary acquires Railway Properties subject to a pre-existing Mortgage or acquires a corporation with Railway Properties subject to such pre-existing Mortgage or acquires, merges with or is consolidated with a corporation whose shares or indebtedness are subject to a pre-existing Mortgage, (iii) to any conditional sales agreement or other title retention agreement with respect to Railway Properties acquired after the date of the U.S. Indenture or (iv) in certain cases, to refundings or renewals of the foregoing or of any secured debt of the Company or any of its Subsidiaries outstanding as of the date of the U.S. Indenture. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines, and the term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties. As used in the U.S. Indenture, the term “Subsidiary” means a corporation of which the majority of the outstanding voting shares is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company; provided that no corporation shall become or shall be deemed to be a subsidiary of the Company for purposes of the U.S. Indenture if, and so long as, the Company does not control such entity by reason of any law, regulation, executive order or other legal requirement, including, without limitation, pursuant to any voting trust or similar arrangement entered into in connection with the acquisition of such corporation by the Company pending regulatory approval of such acquisition.
          Defeasance
      The Company (a) will be discharged (“legal defeasance”) from any and all obligations in respect of Securities of any series issued pursuant to the U.S. Indenture (except for certain obligations including the obligation to register the transfer or exchange of Securities of such series, to replace destroyed, lost or stolen Securities of such series, to maintain paying agencies and to compensate and indemnify the U.S. Trustee) or (b) need not comply (“covenant defeasance”) with certain covenants including those described above under “ — Restriction on Secured Debt,” and certain Events of Default as specified in the U.S. Indenture (such as those arising out of the failure to comply with such covenants) will no longer constitute Events of Default with respect to such series of Securities, in each case upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of or guaranteed by the U.S. government or any agency or instrumentality thereof (or certificates evidencing an ownership interest therein) which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide cash at such times and in such amounts as will be sufficient to pay the principal of (and premium on, if any) and the interest on the Securities of such series at Stated Maturity (as defined in the U.S. Indenture) or upon redemption in accordance with the terms of the Securities of that series (the “Defeasance Trust”). Such defeasances may be effected only if, among other things, (i) the Company has delivered to the U.S. Trustee an opinion of counsel to the effect that holders of the Securities of such series will not recognize income, gain or loss for United States federal or Canadian income tax purposes as a result of such defeasance and will be subject to tax in the same manner and at the same times as if such defeasance had not occurred and, in the case of legal defeasance pursuant to clause (a), indicating that a ruling to such effect has been received from or published by the U.S. Internal Revenue Service or that since the date of the U.S. Indenture there has been a change in applicable U.S. federal income tax law to such effect and (ii) the creation of the Defeasance Trust will not violate the United States Investment Company Act of 1940, as amended.
          Global Securities
      Upon original issuance, each series of the Offered Securities will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the Offered Securities of such series represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.
      DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
      Notwithstanding any provision of the U.S. Indenture or the Offered Securities described herein, no Global Security may be exchanged in whole or in part for Offered Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Securities represented by such Global Security.
      All Offered Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

      As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Securities represented thereby for all purposes under the Offered Securities and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Securities in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Securities represented thereby for any purpose under the Offered Securities or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.
      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants. Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. None of the Company or the U.S. Trustee or any of their respective agents will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Certain Notices
      With respect to any Offered Securities represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. The Company believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Securities through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Securities may be given and received through the facilities of DTC. Neither the Company nor the U.S. Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Securities in global form.
      With respect to any Offered Securities not represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.
      Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.
CREDIT RATINGS
      The Company’s senior unsecured indebtedness currently has a rating of A- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), A3 by Moody’s Investors Service, Inc. (“Moody’s”) and A (low) by Dominion Bond Rating Service Limited (“DBRS”). The Company expects that the Offered Securities will be assigned the same ratings by these rating agencies. An A- rating by S&P falls within the third highest of ten major rating categories. An A3 rating by Moody’s falls within the third highest of nine major rating categories. An A (low) rating by DBRS falls within the third highest of ten major rating categories.
      Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each rating should be evaluated independently of any other rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency issuing such rating.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following describes the material U.S. federal income tax consequences of the ownership and disposition of the Offered Securities to initial U.S. Holders (as defined below) purchasing an Offered Security at its “issue price.” The “issue price” of an Offered Security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of such series of Offered Securities is sold for money. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to initial purchasers who hold Offered Securities as “capital assets” within the meaning of Section 1221 of the Code and does not describe all of the tax consequences that may be relevant to holders in light of their special circumstances or to holders subject to special rules, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities or foreign currencies, traders in securities or commodities that elect to mark to market their positions, persons holding Offered Securities as a hedge or integrated transaction, tax-exempt entities or U.S. Holders whose functional currency is not the U.S. dollar.
      As used herein, the term “U.S. Holder” means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.
      Interest on the Offered Securities. Interest accrued or received in respect of an Offered Security generally will be included in gross income as ordinary interest income at the time the interest accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income earned with respect to a note will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant in calculating the foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.
      Sale, Exchange or Retirement of the Offered Securities. Upon the sale, exchange or retirement of an Offered Security, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described above) and your tax basis in the Offered Security. Your tax basis in an Offered Security generally will be equal to the cost of the Offered Security. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation. In addition, this gain or loss generally will be capital gain or loss. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 generally is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to certain limitations.
Information Reporting and Backup Withholding
      Information returns may be filed with the U.S. Internal Revenue Service (the “IRS”) in connection with payments on the Offered Securities and the proceeds from a sale or other disposition of the Offered Securities. You may be subject to U.S. backup withholding on these payments if you fail to provide your taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS
      The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the Offered Securities sold pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their Offered Securities as capital property, deal at arm’s length with the Company, do not use or hold and are not deemed to use or hold the Offered Securities in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX

CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.
      This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, specific proposals to amend the Income Tax Act or the regulations publicly announced by the Minister of Finance before the date of this prospectus supplement, our counsel’s understanding of the current administrative practice of Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. It furthermore does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Security including the Non-Resident Holders.
      Under applicable federal law, the Company is not required to withhold tax from interest paid by it on the Offered Securities to Non-Resident Holders.
      Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length. No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Securities or the receipt of interest or any premium thereon by Non-Resident Holders with whom the Company deals at arm’s length.
UNDERWRITING
      Subject to the terms and conditions set forth in the pricing agreement, dated the date of this prospectus supplement, between the Company and the underwriters named below, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the principal amount of each series of Offered Securities set forth opposite its name below:

	Principal Amount	Principal Amount of
	of Notes	Debentures
Underwriter	US$	US$

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Total	$	$

      The pricing agreement provides that the obligations of the several underwriters to purchase the Offered Securities offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Securities offered by this prospectus supplement if any of these Offered Securities are purchased.
      We have been advised by the representatives of the underwriters that the underwriters propose to offer the Offered Securities directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of    % of the principal amount of the Notes and    % of the principal amount of the Debentures. The underwriters may allow, and such dealers may reallow, a concession not in excess of    % of the principal amount of the Notes and    % of the principal amount of the Debentures to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.
      We estimate that expenses relating to this offering, excluding the underwriting commissions, will be approximately US$              . The underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the offering.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      The Offered Securities are new issues of securities with no established trading market. The Offered Securities will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Securities after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Securities or that an active public market for the Offered Securities will develop. If an active public trading market for the Offered Securities does not develop, the market price and liquidity of the Offered Securities may be adversely affected.
      In connection with the offering of the Offered Securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the underwriters may overall in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Securities in the open market to cover short positions or to stabilize the price of the Offered Securities. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Securities. The underwriters will not be required to engage in these activities, and may end any of these activities without notice.
      The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
      Citigroup Global Markets Inc., J.P. Morgan Securities Inc.,                and                (the “Connected Underwriters”) are affiliates of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” to the Connected Underwriters. As of August 31, 2007, letters of credit under the revolving credit facility of the Company amounted to $               million. The Company is not in default of its obligations to such financial institutions. The decision to issue the Offered Securities and the determination of the terms of the distribution were made through negotiation between the Company, on the one hand, and the underwriters, on the other hand. The banks of which the Connected Underwriters are respectively affiliates did not have any involvement in such decision or determination. The underwriters will not receive any benefit in connection with this offering other than a portion of the underwriting commissions payable by the Company under the offering.
      Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Securities in violation of the securities laws of any province or territory of Canada.
LEGAL MATTERS
      Certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company, with respect to matters of Canadian federal and Québec laws, and by Davis Polk & Wardwell, with respect to matters of U.S. law. The validity of the Offered Securities will be passed upon for the underwriters by Sullivan & Cromwell LLP. Davis Polk & Wardwell and Sullivan & Cromwell LLP may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.
      As of               , 2007, the partners and associates of Davis Polk & Wardwell and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.